SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

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    (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material under Rule 14a-12


                               C-Phone Corporation
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                 Name of Registrant as Specified In Its Charter

                        Seedling Technologies Corporation
--------------------------------------------------------------------------------
  (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


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

                        SEEDLING TECHNOLOGIES CORPORATION
                         519 SW Third Avenue, Suite 805
                               Portland, OR 97204

                                 August___, 2001

                              IMPORTANT INFORMATION

   Although we encourage you to read the enclosed proxy statement in its entirety, we hope that it is helpful to provide some background information and brief answers to several questions.

Q. What proposals are shareholders being asked to consider at the upcoming special meeting?

A. PROPOSAL 1 - C-Phone's incumbent management team has asked shareholders to approve an amendment to C-Phone's charter to enable a majority of C-Phone's outstanding shares to authorize a merger, consolidation or dissolution, or any sale, lease or other disposition of all or substantially all of C-Phone's assets. Management is asking shareholders to amend C-Phone's By-Laws so as to change the necessary number of shareholder votes needed to terminate its existence from the currently-required 2/3 of shareholders to a mere majority (over 50%), thus making it easier to shut the company down. As a shareholder of C-Phone, Seedling opposes any such action and urges you to vote AGAINST the proposal. The company does not need to be shut down, and this amendment is unnecessary.

         PROPOSAL 2 - To approve the sale of C-Phone's video conferencing assets to Motion Media Technology Inc. and authorize C-Phone's dissolution and liquidation. C-Phone's incumbent management group has agreed to sell all the company's assets to Motion Media in January of this year, though this sale is not final and requires shareholder approval per the company's By-Laws. The sale of substantially all of the company's assets to Motion Media is ill-advised, premature, and not in the best interest of the company or its shareholders. As a shareholder of C-Phone, Seedling opposes any such action and urges you to vote AGAINST the proposal for dissolution of C-Phone.

Q.       Why is this action being taken?

A. C-Phone been operating as a video conferencing company since going public in 1994. C-Phone has not been able to attain profitable operations since then, and C-Phone's incumbent management has decided that they do not have sufficient resources to continue to run the company or find a new line of business. C-Phone's Board of Directors can come up with no other plan for the company than to cease operations and distribute, on a pro rata basis, the company's few remaining assets, if any, to shareholders at an unspecified date in the future. Management has indicated that the maximum shareholders can expect to receive under this scenario is $0.03 per common share owned, and likely less.

         C-Phone should not be shut down. Seedling believes, and knows from past experience, that C-Phone's remaining assets can be deployed into new business segments. This scenario, while not guaranteeing success, preserves for shareholders the option of future stock price appreciation, unlike dissolution which presents no upside opportunity. Seedling encourages C-Phone's shareholders to vote against dissolution, thereby taking the first step towards a redeployment of C-Phone assets and a rebirth of the company.

Q.       Why is my vote important?

A. Under New York State law and C-Phone's current charter, a two-thirds vote of all shareholders of record is required to approve the proposed sale of assets to Motion Media and to approve the Plan of Dissolution. By amending the charter, a mere majority vote would be required to dissolve the company. It is Seedling's position that C-Phone's incumbent management wants to amend C-Phone's charter to make it easier to shut down the company. If Proposal 1 is accepted, incumbent management would only need to gain the votes of 36.01% of non-insider shareholders to terminate C-Phone's existence (since insiders currently control 14% of the common stock of C-Phone).

         If Proposal 1 is rejected as Seedling recommends, management will need the vote of 51% of non-insider, common shareholders to shut the company down. If Proposal 2 is accepted, C-Phone will cease to exist. Seedling believes that these decisions are of grave importance to all C-Phone shareholders and each and every shareholder should make their voice heard. If incumbent management gains sufficient votes to authorize dissolution, it would be impossible for any outside party to reverse this decision and C-Phone is effectively defunct as a company.

Q.       What happens if these proposals are approved?

A. The position of C-Phone's incumbent management team is that "if Proposal 1 is approved, it is more likely that the necessary vote to approve Proposal 2 will be obtained. If Proposal 2 is then approved, we intend to complete our proposed sale to Motion Media and, after we have paid or provided for our remaining liabilities, distribute all of our remaining assets to shareholders on a pro rata basis."

         Seedling's position is that a shareholders vote to approve the proposed sale to Motion Media and the termination of C-Phone's existence would result in permanent, irreversible destruction of C-Phone, the distribution of less than $0.03 per share to shareholders, and the irrevocable loss of any potential for future success for the company.

         Seedling finds it particularly startling and unsettling that incumbent management's calculations include using a large percentage of C-Phone's remaining cash to pre-pay three years of D&O (Directors and Officers) insurance for C-Phone's incumbent management team and Board of Directors. D&O insurance protects management as individuals against lawsuits by shareholders and other parties. Thus, incumbent management wants us to spend a large percentage of C-Phone's remaining cash position to pre-pay (for three years) insurance to protect themselves against lawsuits that may be brought by shareholders and other interested parties against them as a result of their decisions while running C-Phone, including the decision to shut C-Phone down.

         Seedling believes strongly that this plan to use C-Phone's scarce cash to pay insurance three years into the future to benefit only incumbent management is an insult to shareholders, and is in fact one of the primary reasons that incumbent management has worked to dissolve C-Phone instead of finding a way to turn the company around and bring in new, experienced, qualified leadership.

Q.       What if these proposals are not approved?

A. Incumbent management's position is "if Proposal 2 is not approved, C-Phone will be left without a viable business and without the resources to sustain operations. Under these circumstances, it is unlikely that any distribution to shareholders will be possible."

         Seedling's position is that rejecting Proposal 1 and Proposal 2, C-Phone shareholders will be choosing to compel C-Phone's current management team to choose options other than termination. It is Seedling's position that C-Phone currently has sufficient cash and other assets to re-deploy into other businesses and thus offer shareholders the hope of recouping some of their considerable investment.

         Furthermore, it is Seedling's position that management's statement that voting no on Proposal 2 would make it "highly unlikely that any distribution to shareholders will be possible" is at the least a scare tactic designed to intimidate shareholders into voting for the termination of C-Phone and for accepting large losses on their investment. Shareholders can and should exercise their right to choose the future of C-Phone; if incumbent management is unwilling or unable to chart a future path to success, Seedling will be more than happy to fill that role upon the resignation of the current Board of Directors of C-Phone.

Q. Why should I bother replying to this proxy since the most I can hope to receive is $0.03 per share?

A. The $0.03 (maximum) disbursement is ONLY under the proposals put forward by C-Phone's incumbent Board and management group. By voting AGAINST the Board's proposals, you will hold open the possibility that you will someday recover some or all of your initial investment. Only by voting for the proposals will you guarantee that you will receive no more than a few pennies per share for your investment. Remember, no matter what the size of your holdings, you are an owner of C-Phone and your voice should be heard.

Q. What if I have already filled out a proxy statement for the Board's proposals or left it blank?

A. Even if you have previously voted for said proposals, you can opt to change your vote. All you have to do is fill in the enclosed proxy card and date it after the date you filled in on the proxy form sent to you by management. We will take care of the rest. If you are not sure what you filled in before or if you left it blank, please fill in the BLUE enclosed proxy form. Management has stated that any form left blank will be considered a vote in favor of the dissolution of C-Phone. Fill in your form!

Q.       WHO WILL BE SOLICITING PROXIES AND WHO WILL BEAR THE COST?

         Both current management and Seedling will be soliciting proxies. Seedling will bear the cost of the soliciting proxies in the accompanying form, including the cost of mailing this proxy statement. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries to forward forms of proxy and proxy materials to their principals and we will reimburse them for their reasonable expenses in connection therewith.

         Again, Seedling is bearing the cost of soliciting proxies AGAINST incumbent management's ill-considered and unwise termination plan for C-Phone. Seedling feels strongly that C-Phone has a future, and Seedling is willing to expend its own funds to present the case for C-Phone. Seedling is not being reimbursed for these expenses.

Q.       WHOM SHOULD I CONTACT WITH QUESTIONS?

         If you have any questions about how to complete and return your proxy form, or any questions regarding Seedling or its planned role in the upcoming Special Meeting, you may contact Douglas B. Spink, Seedling's Chairman and Chief Executive Officer, at (800) 893-8895 or by e-mail at doug@seedling.net.

                        SEEDLING TECHNOLOGIES CORPORATION
                         519 SW Third Avenue, Suite 805
                               Portland, OR 97204

                                 August___, 2001



Dear Fellow Shareholders:

         Seedling Technologies Corporation ("Seedling") is the beneficial owner of ten thousand one hundred (10,100) or 0.1 percent, of the outstanding common stock of C-Phone Corporation ("C-Phone"). Seedling believes that C-Phone has not made its shareholders a priority, and we have therefore decided to communicate directly with C-Phone's other shareholders in order to argue against the position taken by C-Phone's incumbent management group to terminate the existence of our company.

         C-Phone's current Board of Directors has called Special Meeting of shareholders to consider and vote on two proposals that, if approved, will result in the permanent liquidation of the company with little or no return to shareholders. The meeting will be held on September 7, 2001, at 9:30 a.m. (local time), at Holiday Inn Express Hotel and Suites, 160 Van Campen Boulevard, Wilmington, North Carolina.

         Seedling is requesting your proxy for the Special Meeting to vote against the proposals. A vote AGAINST these proposals is a vote in favor of a future for C-Phone.

         Following this letter you will find our proxy statement containing information about Seedling's positions regarding the proposals set forth in management's proxy statement. Please read the attached information carefully.

         Please sign and date the enclosed BLUE proxy card and return it in the enclosed envelope as soon as possible. By returning the BLUE proxy card, Seedling will be able to vote on your behalf AGAINST Proposal 1 described above and AGAINST Proposal 2 described above.


Thank you for your support.

August ____, 2001                            Seedling Technologies Corporation
                                             Douglas B. Spink
                                             Chairman and CEO

                                 PROXY STATEMENT
                                       OF
                        SEEDLING TECHNOLOGIES CORPORATION

                         SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                               C-PHONE CORPORATION
                          TO BE HELD SEPTEMBER 7, 2001

                   PLEASE SIGN, DATE, AND RETURN THE ENCLOSED
                             BLUE PROXY CARD TODAY!



         Seedling Technologies Corporation is furnishing this Proxy Statement and the accompanying BLUE proxy card in connection with the solicitation of proxies for use at the Special Meeting of shareholders of C-Phone Corporation ("C-Phone") to be held at the Holiday Inn Express Hotel and Suites, 160 Van Campen Boulevard, Wilmington, North Carolina, on September 7, 2001, at 9:30 a.m. (local time), (the "Special Meeting"), or at any adjournments, postponements, or reschedulings thereof.

         C-Phone is a New York corporation with offices located at 6714 Netherlands Drive Wilmington, North Carolina 28405. Seedling Technologies Corporation ("Seedling")is a Delaware corporation who beneficially owns more than ten thousand one hundred (10,100) shares, or approximately 0.1 percent, of the outstanding C-Phone common stock. The address of Seedling, is 519 SW Third Street, Suite 805, Portland, OR 97219.

         This Proxy Statement and accompanying BLUE proxy card are first being mailed by Seedling to C-Phone shareholders on or about August 20, 2001. Seedling requests that you sign, date, and deliver the enclosed BLUE proxy card before August 29, 2001, by personal delivery or by mail (using the enclosed postage prepaid envelope) to Seedling Technologies Corp. 519 SW Third Avenue, Suite 805, Portland, OR 97204.

         IMPORTANT NOTE: If your shares are held in the name of a brokerage firm, bank, or other nominee (i.e., in "street name"), only the broker, bank, etc. can execute a proxy with respect to your shares of common stock and only upon receipt of your specific instructions. If you sign, date and mail the BLUE proxy card in the envelope provided, this will be taken care of for you.

         For assistance or further information, please contact Douglas B. Spink or Paul R. Peterson at Seedling Technologies Corp., 1-800-893-8894.


                                  VOTING RIGHTS

         C-Phone's Board of Directors has fixed the close of business on July 23, 2001, as the record date for determining the shareholders of C-Phone entitled to notice of and to vote at the Special Meeting and any adjournment thereof. On that date, 8,990,092 shares of common stock, $0.001 par value per share, of C-Phone were outstanding. Only holders of record of the shares of common stock are entitled to vote at the Special Meeting. Each share of C-Phone's common stock is entitled to one vote on such matters as may properly come before the Special Meeting or any adjournment thereof.

                                     HISTORY

         C-Phone was incorporated in 1994 as a video teleconferencing company. During their existence, C-Phone raised funding in excess of $28 million dollars. Since January of 1997, C-Phone has accumulated losses of $18.8 million. During approximately the same period, C-Phone's share price (OTCBB: CFON) has declined from a high of $17.375 in January of 1997, to its current low of $0.02 per share as of August 7, 2001.

         In November of 2000, current CFON President Paul Albritton publicly announced that C-Phone's management had decided to wind up C-Phone's video conferencing operations, and sell C-Phone's remaining inventory and license C-Phone's technology, while considering strategic alternatives such as a business combination or a complete liquidation.

         During the same period, C-Phone announced that they had received a number of inquiries from other companies regarding a number of combination or investment scenarios. According to public documents, these offers included cash investment, reverse mergers and asset acquisitions, including an offer from Seedling Technologies. C-Phone's Board turned down all of these offers, excluding the Motion Media offer which was solicited by C-Phone's own management team, citing shareholder interest concerns, and instead opted for liquidation of the company and returning pennies to shareholders.

                                  RECENT EVENTS

         Starting in February of 2000, Seedling Technologies Corporation entered into negotiations with Paul Albritton, President of C-Phone, regarding a proposed acquisition of C-Phone Corporation by Seedling. On March 6, 2001, Seedling made public a cash offer to acquire 10,552,000 shares of authorized but unissued C-Phone common stock. Seedling offered $0.12 per share in cash directly to C-Phone. Upon completion, Seedling would own 52% of C-Phone's outstanding capital stock. As of close of trading on Monday, March 5, 2001 this offer reflected a 48% premium to C-Phone's price in the public market. More significantly, since by that time C-Phone had already announced its intention to terminate its business, consummation of the transaction would have meant a valuation to shareholders of approximately $0.11 per share based on cash on hand following the transaction. Furthermore, as part of the transaction, Seedling announced its intention to replace C-Phone's Board and management team and redeploy its assets into potentially more profitable businesses. Seedling set a deadline of March 9, 2001 for a definitive response from C-Phone. Since no definitive response was forthcoming, Seedling had no choice but to assume its offer was rejected.

         Starting in April of 2001, Seedling reopened negotiations with C-Phone. C-Phone requested information from Seedling in an apparent effort to either learn more about Seedling, or stall for time while continuing forward with the Motion Media transaction. We provided information that we believe was appropriate in response to management's request. Negotiations were unsuccessful and on May 9, 2001, Paul Albritton, President of C-Phone, unilaterally cut off negotiations and informed Seedling of the company's intent to "aggressively" move forward with SEC decertification, the sales of substantially all of C-Phone's assets, and liquidation of the company.

         Whatever Paul Albritton's and the rest of the C-Phone Board Members' reasons for rejecting the proposed cash investment by Seedling, we simply cannot understand how turning down an offer that would have raised per share prices, recapitalized the company, and put in place a Board and management team committed to turning C-Phone around is not in shareholder interest. In fact, the same management group - lead by Paul Albritton - that decided against accepting Seedling's offer of assistance had simultaneously decided that the best path for C-Phone was permanent dissolution. This is logically inconsistent.

                          REASONS FOR THE SOLICITATION

         We at Seedling believe that the termination of C-Phone's corporate existence and the return of a few pennies to shareholders in no way can be construed as being in the best interests of shareholders, as incumbent management would have us believe. In fact, we conclude that liquidating C-Phone is only in the best interest of its current Board and management team and is a disservice to shareholders, the true owners of the company. There are numerous reasons for Seedling's conclusion, which we outline below.

         C-Phone's Board is, in Seedling's opinion, not demonstrably objective or unbiased. C-Phone has admitted in its public statements that three of the five current directors stand to personally gain financially if the sale to Motion Media is successful. Directors Tina Jacobs and Daniel Flohr own C-Phone's current facility and Motion Media has taken over the $75,000 per year lease. Mr. Flohr and Ms. Jacobs together own 1,071,223 shares of C-Phone, currently worth $26,780 at the market price of $0.025 per share. However, a three year lease on the facility is worth $225,000. If the transaction with Motion Media is not approved, Mr. Flohr and Ms. Jacobs may lose their tenant and their rental income. Director Stuart A. Ross has been offered a job with Motion Media and will receive a severance package worth $65,000 in addition to his salary at Motion Media should the asset sale be consummated. Mr. Ross holds 66,951 shares, worth $1,673.78 at the market price as of July 30, 2001. His severance package and salary with Motion Media would have been in jeopardy had the Board chosen other alternatives for C-Phone. It is possible that the deals struck by Directors Ross, Jacobs and Flohr were agreed to even before the Board started its announced effort to find other alternatives for C-Phone. C-Phone's filing's admit that Mr. Ross did not vote, but participated in the discussions regarding other business options. This seems to suggest that Mr. Ross had conflicts of interests early on in the process.

         We believe that, because certain directors had a personal interest in the success of the Motion Media deal, the Board never seriously considered any other alternatives for C-Phone, notwithstanding the Company's public statements to the contrary. However, Seedling, as most other shareholders, is not in a position to benefit materially outside of the liquidation value of C-Phone. We can only hope to improve on our investment by the action of management and the Board of Directors.

         There has never been any outside validation of C-Phone's management's decisions regarding the future of the company. C-Phone's Board has claimed, according to its proxy statement that they have acted completely in the interest of shareholders by choosing the path of asset sales and corporate termination. However, there has never been any independent oversight of this process. C-Phone's management team did not hire an independent third party to advise or consult on the sale of their assets and shareholders have no right to request "Appraisal Rights," or an outside review of the fairness of the transaction. Considering the fact that they are selling assets that $28 million were invested in for $1 million, outside validation of the sale is the least they could do to show shareholders that they are acting in their interests.

         The Board has rejected, according to its public filings, a number of proposed transactions that would have kept C-Phone alive and given its shareholders at least a chance of someday recovering the investment they entrusted to C-Phone's Board and management team. The Board gave a number of general and vague descriptions of the rejected transactions and has stated that none of them were, in their opinion, in the interests of shareholders. Seedling believes that shareholders have not been given enough information about the rejected transactions and that shareholders should not vote for liquidating the company until they can examine the facts surrounding the proposals in detail.

         Seedling was one of the companies that proposed a transaction with C-Phone. C-Phone's Board rejected the transaction despite the fact that Seedling had proposed a recapitalization and turnaround of the company. It is Seedling's opinion that it is in the interest of shareholders to reject the Motion Media transaction and the liquidation of the company so that individuals other than the incumbent Board and management group can examine and make decisions regarding options available to C-Phone.

         C-Phone's management has stated that conserving cash has been one of the primary drivers behind their decisions since November of 2000. However, in Seedling's opinion, their actions have been in direct contradiction to their words. C-Phone's Board announced in November of 2000 that they had come to the decision that the video conferencing business was not a sustainable market. However, since that time, instead of shuttering the business and minimizing costs so as to preserve time and financial resources to seek out the best possible alternative for C-Phone's shareholders, they have continued to accrue expenses at a high rate. As of February 28, 2001, C-Phone had assets of approximately $1.6 million dollars. Instead of conserving these assets for the benefit of shareholders, C-Phone's management has chosen to spend the majority of it, despite their decision to close the business. For example, they have incurred operating expenses of $733,000 and allocated $988,161 for liquidation expenses. They have maintained a highly-paid executive team and until July of 2001, President Paul Albritton continued to receive a salary of $12,500 per month. They are also using the shareholders money to subsidize Motion Media's expenses for operating C-Phone's assets, which is amazing considering that Motion Media is receiving the revenues from said assets. Further, they have also earmarked approximately one half of what little cash remains to prepayment of insurance and continued salaries for the management team and Board. Had they shut the business down in February, the book value of your shares would have been between $0.14 to $0.15 per share. However, the "cost conscious" Board and management will have reduced that to a $0.065 per share by September in the name of running an admittedly defunct business, and plan to reduce it to a maximum of $0.03 per share if they get their way at the Special Meeting. Such disclosures lead Seedling to believe that the current Board and management team in fact are not trying to save cash and as such, cannot be trusted with the interests of C-Phone's shareholders.

         C-Phone's Board and management team have stated their intent to directly defy shareholder wishes in the event that a majority of outside shareholders disagree with incumbent management. In their proxy statements, C-Phone's management has stated that if shareholders reject the dissolution of the company and the sale of the assets to Motion Media, the Board will "(i)n such an event, and because we have determined that the video conferencing business is not a viable business for us with our limited resources, we will continue to attempt to liquidate our assets, to the fullest extent practicable, without shareholder approval." How can a board that is charged with stewarding the interests of its shareholders state an intention to defy shareholders wishes and carry on a business course rejected by shareholders? Such an attitude, in Seedling's opinion, calls in to question the motivation of the Board and undermines their suitability and claims to be looking after shareholder wishes. Consequently, we feel that such a Board, and any transaction they propose should not be automatically accepted as being the interests of shareholders.

         The Board is, in Seedling's opinion, using thinly-veiled threats and financial intimidation to push shareholders towards liquidation, a course that, in Seedling's opinion, can no way be construed as building shareholder value. The Board and management team in their proxy statements seem to suggest that any attempt by shareholders to oppose the Motion Media transaction and liquidation of the company will result in depletion of the pittance that the Board is currently offering shareholders. They claim that if the Motion Media transaction and the dissolution of the company are rejected "(the) cost of continuing to maintain our existence will, in all likelihood, deplete, in time our then remaining assets. If such were to occur, no distribution would be made to shareholders and shareholders would lose their entire remaining investments in us." Nowhere do they mention that by shuttering operations however, they could minimize or eliminate all cash expenditures and give themselves or other potential management teams an opportunity to conduct a thorough, thoughtful and unbiased search for opportunities to recover shareholder investment. Nor do they mention their liquid assets are low because they have already allocated almost a million dollars of shareholder money towards a reserve account for liquidation costs. Should shareholders reject the dissolution and choose a new board, the new board and management team will have access to some or all of the funds earmarked for killing your company. Management's proxy statement also states that "before distribution of our remaining net assets to shareholders pursuant to the Plan of Dissolution, we may be sued or threatened with suit by a creditor, shareholder or other party that seeks to obtain a "greenmail" payment for permitting the Plan of Dissolution to be implemented. In such event, we would expend corporate assets to defend against such a threat or actual lawsuit if we believed that the claims against us were without merit. Doing so would almost certainly delay, diminish or even preclude any distribution to shareholders." We believe this is an attempt to label any outside shareholder seeking to oppose the Board as a "greenmailer" and seems to state that any action taken by the outside party would jeopardize shareholders distributions. We believe such a statement is an attempt to scare investors away from considering efforts by other shareholders, including Seedling, to oppose the plans of the Board and management. Seedling cannot help but conclude that by rushing shareholders to vote, C-Phone's current management team is trying to force a decision to the exclusion of other opportunities. It is Seedling's opinion that a Board that uses thinly-disguised threats to bolster their position cannot be considered to be a steward of our - the shareholders of C-Phone - best interests.

         Seedling also believes that outside shareholders will receive little, if any of the maximum of $0.03 per share disbursement cited by management and the Board. According to C-Phone's filings with the SEC, the Board is required to distribute all of their assets within one year unless "(we) are unable to do so, if otherwise deemed advisable by our Board of Directors, we may, following dissolution, transfer any of our remaining assets to a liquidating trust established for the benefit of shareholders, subject to the claims of creditors." This statement raises several troubling issues. It seems to state that the current Board of Directors will remain in existence for at least one year and up to three years. During this time shareholders will bear the costs of the Board Members reimbursements and expenses, which will reduce the paltry $232,000 earmarked for shareholders further. If the assets are placed into a liquidating trust, shareholders will also be charged for the costs of administrating this trust, such as the costs of trustees administering the trust, thus further depleting your money. Furthermore, even though they represent that C-Phone will have only $30,617 of liabilities as of September 30, 2001, their statement seems to imply there is a good chance of further creditor claims against the remainder. Finally, management holds open the possibility that even after you receive your tiny distribution you may have to send it back. We firmly believe that what little money that is set aside for shareholders will be seriously reduced or depleted by the time that shareholders receive it. Therefore, we believe that what the Board is proposing cannot be in anyway considered to be in the best interests of shareholders.

               AMENDMENT OF C-PHONE'S CERTIFICATE OF INCORPORATION
                                  (PROPOSAL 1)

         The notice of the Special Meeting states that shareholders will be asked to vote on the following proposal:

         1. To approve an amendment to C-Phone's Certificate of Incorporation to enable the holders of a majority of outstanding shares of common stock to authorize any merger, consolidation or dissolution, or any sale, lease, exchange or other disposition of all or substantially all of our assets;

         Seedling strongly urges all C-Phone shareholders vote AGAINST the above proposal. Fortunately as it stands now, C-Phone's Board currently needs 2/3 of all shareholders of record of C-Phone to approve dissolution of the company and sale of all or substantially all of C-Phone's assets. C-Phone's Board wants shareholders to change the company's Articles of Incorporation so that they only need a majority. Thus instead of having to prove their case to 52% of independent shareholders (since insiders control 14.2% of common shares) they will only need to get 35.9% of to agree to their plans. We believe that if C-Phone's management and Board are confident that their proposal is truly in the interest of shareholders, they should be required to convince a majority of independent shareholders, not a minority.

     APPROVAL OF THE SALE OF C-PHONE'S ASSETS AND LIQUIDATION OF THE COMPANY
                                  (PROPOSAL 2)

         The notice of the Special Meeting states that shareholders will also vote on the following proposal:

         2. To approve the proposed sale of C-Phone's video conferencing business and assets to Motion Media Technology Inc., to authorize C-Phone's dissolution and liquidation and to authorize such further actions as may be necessary or desirable to consummate such transactions(.)

         Seedling would like to also strongly urge all C-Phone shareholders to vote AGAINST the above proposal. We believe that the transaction proposed by management and the Board is only in the interest of the present Board and management team and not in the interests of the shareholders. We believe that the Board has not given the shareholders tangible proof that they have fairly and objectively considered other options for C-Phone and its remaining assets. We believe that the shareholders should have other options for recovering their assets and since management and the Board have not proven that they are capable of doing so. Consequently we as shareholders should demand that whoever in charge of our money in the future make every effort to help us recover our not inconsiderable investment. The first step in doing so will be voting NO on proposal two.

                                 OTHER BUSINESS

         C-Phone also states that at the Special Meeting, the Board will seek:

         3. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

         In a perfect world, Seedling or other shareholders would be able to vote on the fitness of the current Board to continue in their posts and vote on potential replacements for the Board and the management team. However, since this is a Special Meeting instead of an Annual Meeting it is unclear whether or not Seedling or any other shareholder would be able to put such motions on the agenda. However, by signing the proxy solicitation sent to you by the current C-Phone Board "if any other matters properly come before the Special Meeting other than those described in the proxy statement, the accompanying form of proxy confers discretionary authority with respect to those matters, and the persons named in the accompanying form of proxy intend to vote that proxy, to the extent entitled, in accordance with their best judgment." Thus, by giving the current Board your proxy, you will be entitling them to vote on your behalf on any other business that comes before the Special Meeting without consulting with you first. We feel that it is in your interest that an outside shareholder such as Seedling should have your proxy so that your interests are fairly represented.

                                VOTING PROCEDURES

         C-Phone's proxy statement and proxy card include the proposals to amend C-Phone's Articles of Incorporation and to dissolve the company as described above and any other business that "properly" comes before the board. Consequently, you will most likely only be allowed to vote for or against the proposals put forward by management. Instead, we urge you to sign and return Seedling's BLUE proxy card using the enclosed return envelope.

         Even if you have already returned a proxy to C-Phone using C-Phone's proxy card, you can still cast your vote against managements proposals by indicating your choices on the enclosed BLUE proxy card and signing, dating, and returning it in the enclosed envelope. See the discussion in "Revocation Rights" below.

         Under applicable New York law, abstentions and broker non-votes (that is, shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised C-Phone that it lacks voting authority) are counted as a no vote for all of management's proposals.

         A two-thirds majority is required to amend C-Phone's Articles of Incorporation. If Proposal 1 to amend C-Phone's Articles of Incorporation passes, it will take only a 50.01% vote of shareholders to pass Proposal 2, the sale of assets to Motion Media and the dissolving of the company. If Proposal 1 does not pass, it will require a 66.66% vote of all shareholders to approve the dissolution and asset sale. Management has already stated that if Proposal 1 does not pass, they do not believe Proposal 2 will pass. Seedling would like to present a new slate of Board members to be voted on at the Special Meeting, but since the current Board controls the agenda of the Special Meeting, Seedling does not believe they will allowed to do so.

         A shareholder may, with respect to each other matter presented for action at the Special Meeting, vote "for," vote "against," or "abstain" from voting. Shares represented by proxies that are marked "abstain" on such matters and proxies relating to broker non-votes will possibly affect the outcome of the vote on such matters. Unless otherwise directed on the enclosed BLUE proxy card, as more fully described below, Doug Spink or Paul Peterson, on behalf of Seedling Technologies, will vote AGAINST Proposal 1, AGAINST Proposal 2, and AGAINST any other proposal that would be put forward that would seek to dissolve C-Phone, expend its current cash resources or act against shareholder interest or otherwise at their discretion as to any other matters.

         If you sign and return the accompanying BLUE proxy card, it will be voted at the Special Meeting in accordance with your instructions on the card. We do not know of any other matters that will be brought before the Special Meeting. However, if any other matter properly comes before the Special Meeting, it is intended that the persons named in and acting under the enclosed form of BLUE proxy card, or their substitutes, will vote on such matters in accordance with their judgment.

         According to C-Phone's Preliminary Proxy Statement filed on July 12, 2001, there were 8,990,092 shares of C-Phone common stock outstanding as of July 12, 2001. Based on such number and the fact that the Seedling beneficially own approximately 10,100 shares of C-Phone stock, holders of an additional 2,986,597 shares would have to vote in AGAINST C-Phone's proposals in order to block Proposals 1 and 2.

                                REVOCATION RIGHTS

   A shareholder may revoke his or her proxy any time before the tally by (1) executing a later-dated proxy card, (2) appearing at the Special Meeting to vote in person or (3) delivering written notice of revocation to Seedling Technologies Corporation at 519 SW Third Avenue, Suite 805, Portland, OR 97219. At the Special Meeting, Seedling's BLUE proxy cards must be presented to C-Phone's tabulator in order to be counted.

                                THE SOLICITATION

         The entire cost of the solicitation of proxies by Seedling will be borne by Seedling

                             ADDITIONAL INFORMATION

   This proxy statement includes information based on documents filed by C-Phone with the SEC and written correspondence between Seedling and C-Phone. It has been prepared after reviewing C-Phone's definitive proxy statement which was filed with the SEC on July 27, 2001.

   PARTICIPANTS IN THE SOLICITATION AND BENEFICIAL OWNERSHIP OF C-PHONE STOCK

                                 ABOUT SEEDLING

         Founded in 1999, Seedling Technologies Corporation (OTCBB: SEED) and its operational subsidiaries define, develop, and deploy technology solutions via recapitalizations and turnarounds of existing companies. Seedling identifies opportunities in the technology and telecommunications sectors and either develops these projects internally or matches them with existing companies, thereby acting as a catalyst for growth and profitability. Our portfolio development projects and client engagements take various courses, from the nurturing of early-stage technologies through mergers and business development consulting and all the way to outright acquisitions of existing companies.

         Additionally, Seedling acts as a catalyst to revive the operations of troubled public technology companies, both in friendly transactions and in hostile tender, proxy, and consent solicitation scenarios.

         When Seedling decides to acquire or partner with a company, we first seek to enter into a transaction in a friendly manner. Seedling seeks to work constructively with management teams to structure transitions in a smooth and shareholder-friendly process. However, if Seedling's overtures are rebuffed or if Seedling concludes that incumbent management is being materially disingenuous in its negotiations, Seedling can and has used other means to facilitate shareholder friendly change, including hostile tenders, proxy contests, and consent solicitations.

         Our overriding concern is with shareholder value creation and management. Sometimes, the path to shareholder rights enforcement is a rocky one, and conflict results. In these situations, the "no action" option is often highly unattractive to existing shareholders who have seen essentially all of the value of their investment dissipate under incumbent management. Hostile scenarios are complex and noisy affairs, but outright failure through lack of action is always more painful to existing shareholders of deeply troubled companies - irrespective of the outcome of a control contest. Forcing change is preferable to slow, predictable failure via inaction.

         Seedling's goal for C-Phone is the creation of long-term profitability and shareholder value. Seedling buys and earns equity positions in target companies and when we are successful in executing turnarounds and restructurings we profit alongside other outside shareholders. Seedling does not "strip" target companies of assets or cash; we rebuild companies into stable, profitable economic entities and earn returns for our own shareholders through the win-win restructuring of troubled companies. We only profit if all shareholders profit, which does not appear to be true of C-Phone's current Board Members.

         Douglas B. Spink is Seedling's Chairman and CEO. Mr. Spink is a specialist in early-stage investments in technology companies and complex corporate turnarounds in public-company environments. He founded Strategicus Partners, Inc., a technology consultancy that was acquired by Stonepath Group (AMEX: STG) in mid-1999, at which point he joined the Board and became Chief Technical Officer of this technology investment company. After leaving Stonepath, Mr. Spink led a shareholder group which successfully compelled Stonepath's Board to change their money-losing business model. Press releases regarding Mr. Spink's efforts can be found on Seedling's website at www.seedling.net.

         Mr. Spink has invested in, co-founded, or served as an advisor to more than a dozen successful technology companies, including webmodal.com (cofounder, former Board member), assetexchange.com (advisor, investor), and metacat.com (founder, investor, and Board member). Prior to Strategicus, Mr. Spink founded and served as CEO of Athletica Endurance and Timberline Direct, a sports nutritional and direct marketing company, respectively. He sold both of these companies to a large Northwest retailer in 1998. Doug was formerly a consultant with the Boston Consulting Group and a database marketing analyst at Leo Burnett & Co., where he consulted with Fortune l00 companies.

         Doug earned his MBA in marketing from the University of Chicago, and his BA in cultural anthropology from Reed College, and is currently studying for his Ph.D. in Systems Science at Portland State University, with a research focus on quantitative theories of consciousness. He is an active rock climber, ultramarathon distance trail runner, BASE jumper, and Muy Thai kickboxer. He also owns Timberline Farm LLC, an importer and breeder of Grand Prix showjumping Holsteiner horses, which he rides competitively. He is married with four children, and lives in Gaston, Oregon.

         Paul Peterson is Seedling's President and a member of its Board of Directors. Mr. Peterson is a specialist in corporate finance, credit and asset management, investor relations and business development. He has served his clients, employers and shareholders well in such challenging positions as Vice President of Discover Mortgage Bank, where he managed cross-collateral lending on securities and real estate, President of Investors Network Corporation, a Honolulu-based venture capital firm, Vice President, Corporate Finance of Wall St. Financial, a publicly-traded investor and holding company, Financial Consultant for Merrill Lynch in Honolulu, where he also directed Merrill Lynch Credit Corp. operations and Merrill Lynch International Bank in Osaka, Japan where he served institutional clients in asset and credit management.

         Mr. Peterson has a Masters degree in International Business Management from Kansai University of Foreign Studies in Osaka, Japan, and undergraduate degrees from the University of Minnesota and St. Thomas College in Foreign Languages, Linguistics, and International Business & Economics. He speaks, reads and writes fluently in Japanese, Mandarin and Russian, is an avid surfer and scuba diver, a world-class competitive trap & skeet shooter, an aerobatics flight instructor in powered aircraft and gliders, and an accomplished mountaineer.

         Any C-Phone shareholders or other interested parties may contact Seedling with any questions or comments between 7:00AM and 9:00PM PST at:

Douglas B. Spink
Chairman and CEO
Seedling Technologies Corporation
doug@seedling.net

519 SW Third Avenue, Suite 805
Portland, OR 97204

Phone: 800-893-8894
Facsimile: 800-893-8895
International: 503-294-6401

You are also welcome to visit our website at www.seedling.net.

PLEASE ACT PROMPTLY. SIGN, DATE, AND MAIL THE BLUE PROXY CARD TODAY!

August _____, 2001

         This Proxy is solicited on behalf of Seedling Technologies Corporation for use at the Special Meeting of C-Phone Shareholders to be held on September 7, 2001, at 9:30 a.m. (local time), at Holiday Inn Express Hotel and Suites, 160 Van Campen Boulevard, Wilmington, North Carolina (the "Special Meeting"). The undersigned hereby appoints Seedling Technologies Corporation and any and all representatives they may appoint, proxies with full power of substitution, to vote in the name of and as proxy for the undersigned at the Special Meeting, and at any adjournment thereof, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters:


         1. To approve an amendment to C-Phone's Certificate of Incorporation to enable the holders of a majority of outstanding shares of common stock to authorize any merger, consolidation or dissolution, or any sale, lease, exchange or other disposition of all or substantially all of our assets.

                      [ ] FOR     [ ] AGAINST    [ ] ABSTAIN

         2. To approve the proposed sale of C-Phone's video conferencing business and assets to Motion Media Technology Inc., to authorize C-Phone's dissolution and liquidation and to authorize such further actions as may be necessary or desirable to consummate such transactions.

                      [ ] FOR     [ ] AGAINST    [ ] ABSTAIN

PROPERLY EXECUTED PROXIES WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE GIVEN, SUCH PROXIES WILL BE VOTED AGAINST ITEM (1) AND ITEM (2) AND ON SUCH OTHER MATTERS AS MAY COME BEFORE THE SPECIAL MEETING AS THE PROXIES DEEM ADVISABLE.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

The undersigned revokes any prior proxies to vote the shares covered by this Proxy.

___________________________________
Signature

___________________________________
Signature

Date:________________________, 2001


NOTE: Please sign exactly as name appears above. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.